Exhibit 11(a)(13)

                                                   APRIL 23, 1999

                             FOR IMMEDIATE RELEASE



                     J.W. CHILDS ANNOUNCES COMPLETION OF
             TENDER OFFER FOR AMERICAN SAFETY RAZOR COMPANY STOCK



Boston, Massachusetts (April 23, 1999)- J.W. Childs Equity Partners II, L.P. today announced that RSA Acquisition Corp., an affiliate of J.W. Childs, has completed its $14.20 per share cash tender offer for all outstanding shares of American Safety Razor Company (NASD:RAZR). The offer expired, as scheduled, at 2:00 p.m., New York City time, on April 23, 1999. J.W. Childs said that, based on a preliminary count from the depositary for the offer, approximately 11,843,748 shares of American Safety Razor Company stock were validly tendered and accepted for payment (including approximately 451,737 shares tendered pursuant to guaranteed delivery procedures), representing approximately 97.8% of the outstanding shares of American Safety Razor. Payment for the tendered shares will be made by Continental Stock Transfer & Trust Company, the depositary for the offer.

Following completion of the offer, there remain approximately 266,601 American Safety Razor shares outstanding. RSA Acquisition Corp. and American Safety Razor intend to complete a merger transaction pursuant to which RSA Acquisition Corp. will acquire these remaining shares of American Safety Razor for $14.20 per share. The merger is expected to be completed within the next 75 days.

American Safety Razor Company is the leading manufacturer of private-brand and value-priced shaving blades and razors in the United States. The Company's shaving blades and razor products are sold under retailers' private-brand names as well as American Safety Razor's own brands: Personna (Registered Trademark), GEM (Registered Trademark), Flicker (Registered Trademark), LegMate (Registered Trademark), Bump Fighter (Registered Trademark), Treet (Registered Trademark), GEM Blue Star (Registered Trademark), Pal (Registered Trademark), MBC (Trademark), and Burma Shave (Trademark). The Company also manufactures cotton swabs, cotton balls and puffs, and foot care items which are sold under retailers' private-brand names as well as its own value-priced brands, Megas (Registered Trademark), ACCO (Registered Trademark), and Crystal (Registered Trademark). The Company is also a leading manufacturer of premium and value-priced blades and bladed hand tools, sold primarily under the Personna (Registered Trademark), American Line (Trademark) and Ardell (Trademark) brand names, as well as bar soaps for the cosmetic/skin care, pharmaceutical and department store markets. In addition to its consumer products, American Safety Razor manufactures and markets industrial and specialty and medical blades.